BASF Aktiengesellschaft, 67056 Ludwigshafen, Germany

Mrs. Cecilia D. Blye, Chief Office of Global Security Risk Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	Friday, May 13, 2005

BASF Aktiengesellschaft (“BASF”)

Form 20-F for the fiscal year ended December 31, 2004

File No. 1-15909

Dear Mrs. Blye,

We refer to your letter dated March 29, 2005 regarding the Annual Report on Form 20-F of BASF, filed with the Commission on March 9, 2005 (“Form 20-F”). BASF’s response to your request follows below. References to pages or notes below are to the page or note numbers in the consolidated financial statements of BASF for the fiscal year ended on December 31, 2004 included in the Form 20-F.

For your convenience, your request is presented in italicized bold text below.

General

We note the disclosure in the 20-F regarding the Company’s operations in Libya, including the statement on page 45 that in 2004, “approximately 69% of the Oil & Gas segment’s oil reserves and production activities were in Libya, where the segment operates several onshore oil fields and produces associated natural gas for local consumption.” We also note that in Exhibit 4.2 to its 20-F, the Company states it has a wholly owned subsidiary named BASF Iran AG that operates from Tehran, Iran.

In light of the fact that Libya and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and Iran is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and Libya was subject to economic sanctions until September 21, 2004, please summarize for us the Company’s operations in each of these countries, and describe for us the materiality to the Company of its operations in each country and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

BASF Aktiengesellschaft	Sitz der Gesellschaft: 67056 Ludwigshafen	Aufsichtsrat: Jürgen Strube, Vorsitzender
67056 Ludwigshafen, Deutschland	Registergericht: Amtsgericht Ludwigshafen,
	Eintragungsnummer: HRB 3000	Vorstand: Jürgen Hambrecht, Vorsitzender;
Telefon +49 621 60-0		Eggert Voscherau, stellv. Vorsitzender;
Telefax +49 621 60-42525	Bankverbindung:	Kurt W. Bock, John Feldmann, Andreas
E-Mail info.service@basf-ag.de	Wintershall Bank GmbH, 34119 Kassel	Kreimeyer,
Internet www.basf-ag.de	Konto-Nr. 400 505, BLZ 520 200 00	Klaus Peter Löbbe, Stefan Marcinowski, Peter
	IBAN DE67 5202 0000 0000 4005 05	Oakley
SWIFT-Code WINBDE52XXX

BASF’s activities in Libya consist of operations within our Oil & Gas segment. In Iran, BASF operates a wholly owned subsidiary named BASF Iran AG.

Oil & Gas operations in Libya

BASF’s oil and gas activities are conducted through its Oil & Gas segment run by BASF’s wholly owned subsidiary Wintershall AG. To ensure the company’s ongoing competitiveness and efficiency in the oil and gas business, BASF focuses its oil and gas exploration activities on a limited number of hydrocarbon provinces. The core regions are Europe, North Africa (predominantly Libya), South America (Southern Cone) and in the future Russia and the Caspian Sea as well. The Oil & Gas segment’s most significant oil reserves are located in Germany and Libya while the most significant gas reserves are located in Argentina, Germany, and the Netherlands.

In Libya, Wintershall operates several onshore oil fields and produces associated natural gas for local consumption. The onshore oil fields are: As Sarah, Jakhira, Nakhla, Tuama and Hamid, in which Wintershall has held concessions since 1966. Additionally, since 1975, Wintershall has participated in the Exploration and Production Sharing Agreement from October 13, 1974 (EPSA 74/96) regarding the offshore Al Jurf oil field in the Mediterranean. Wintershall currently holds a 12.5% interest in the Al Jurf oil field, which is operated by the Total – Group.

The total sales of the oil and gas producing activities amounted to €2,026 million in 2004 (2003: €1,693 million). Sales from Libya contributed 59% of this amount (2003: 55%). Compared with BASF Group’s total sales of €37,537 million, the oil and gas operations in Libya contributed approximately 3% (2003: 3%).

Sales to customers in Libya are mainly related to the sale of oil to the state owned oil company NOC. In 2004 and 2003 these sales amounted to less than €10 million.

In 2004, the net income generated from BASF’s oil and gas producing activities amounted to €297 million (2003: €296 million). The oil and gas operations in Libya contributed €117 million or 39% thereof (2003: €112 million or 38%). Compared with BASF’s net income of €1,883 million in 2004 (2003: €910 million) the net income generated from the oil and gas producing activities in Libya contributed approximately 6% (2003: 12%). The high relative contribution of our Libyan operations to overall net income in 2003 was caused by very low BASF net income in that year (the lowest in the last decade) and is not expected to be repeated in future years.

The total assets of the activities in Libya at December 31, 2004 amounted to €304.1 million (December 31, 2003: €270.5 million), which is less than 0.9% of BASF’s total assets of €33,916 million as of December 31, 2004 (December 31, 2003: less than 0.8% of BASF’s total assets of €33,602 million).

For additional information on our oil and gas operations, please see the breakdown of reserves by geographical area on page 44 ff. included in Item 4 and the “Supplementary information concerning oil and gas producing activities (unaudited)” on page F-63 ff. included in Item 18 in the Annual Report on Form 20-F of BASF for the fiscal year ended December 31, 2004.

BASF believes, based on the particular facts and circumstances of the situation and its own best judgment, that its Oil & Gas operations in Libya are in full compliance with applicable U.S. legislation and especially (during the period of time applicable to Libya) with the Iran Libya Sanctions Act (ILSA). Furthermore, the business activities of BASF in Libya are in full compliance with EU and German legislation.

BASF Iran AG

In Iran BASF conducts business through its wholly owned subsidiary BASF Iran AG. BASF Iran acts as an agent for the distribution of chemical products for a number of BASF group companies and other third parties. The company has no production activities and does not sell products as distributor for its own account but serves exclusively as an agent. The net sales of BASF Iran amounted to €1.4 million in 2003 (2002: €1.3 million) and consist solely of the commissions received from the respective seller. More than 80% of this commission income has been received from BASF group companies while the remaining 20% are generated from the sales activities for other third parties not affiliated with BASF. The company acts as an order fulfillment agent for a wide range of chemical products primarily from the following operating divisions: Fine chemicals, Performance chemicals, Functional polymers, Performance polymers and Styrenics. In 2004, BASF’s total sales to customers in Iran amounted to €66 million, or less than 0.2% of BASF’s total sales of €37,537 million (2003: €54 million, or less than 0.2% of BASF’s total sales of €33,361 million).

The financial statements of BASF Iran for 2004 will be prepared in mid 2005. We do not expect significant changes compared with the figures for 2003 and 2002. This subsidiary is accounted for at acquisition cost.

In 2003, BASF Iran generated a net income of €0.7 million or less than 0.1% of BASF Group’s total net income (2002: €0.5 million or less than 0.1% of BASF Group’s total net income).

The total assets of BASF Iran at December 31, 2003 amounted to €1.6 million (December 31, 2002: €1.5 million) which is less than 0.01% of BASF’s total assets of €33,602 million as of December 31, 2003.

For 2005, BASF is planning to set up a new legal entity to market systems solutions to customers of its Polyurethane business in Iran. The total investment will be approximately €4.5 million.

BASF believes that its business activities in and related to Iran fully comply with all relevant regulations.

While a small number potential investors in the U.S. may object to the BASF’s operations in Libya and Iran on conscientious grounds and choose not to invest in the Company, we do not believe that such operations have a material impact on the Company’s reputation as viewed by the market taken as a whole.

Accordingly, we do not believe that such operations individually or in the aggregate have had or will have a material impact on BASF’s share value.

If you have any further comments or require any additional information, please do not hesitate to contact us.

Very truly yours,

Name: Müller
Title: President Finance Division